UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Hampshire Group, Limited

(Name of Subject Company)
Hampshire Group, Limited
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
408859106
(CUSIP Number of Class of Securities)
Richard A. Mandell
Hampshire Group, Limited
114 W. 41st Street
New York, New York 10036
(212) 840-5666
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Steven J. Gartner
Mark A. Cognetti
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8222
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 3, 2009 (as amended by Amendment No. 1, filed March 10, 2009, Amendment No. 2, filed March 23, 2009, Amendment No. 3, filed March 30, 2009, Amendment No. 4, filed April 1, 2009 and Amendment No. 5, filed April 2, 2009 the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) by Hampshire Group, Limited, a Delaware corporation (the “Company”), relating to the cash tender offer by NAF Acquisition Corp. (“Purchaser"), a Delaware corporation and wholly owned subsidiary of NAF Holdings II, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated February 27, 2009, filed with the SEC, to purchase all of the Company’s outstanding shares of common stock at a price of $5.55 per share, net to the seller in cash, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2009 and the related Letter of Transmittal.
Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 3. Past Contact, Transactions, Negotiations and Agreements.
Item 3, Section (c) “Agreements between the Company, Parent and Parent’s affiliates” of the Schedule 14D-9 is amended and supplemented by adding the following text to the end thereof.
Amendment to Merger Agreement. On April 20, 2009, Parent, Purchaser and the Company entered into Amendment No. 1 to the Merger Agreement (the “Amendment”). The summary of the material terms of the Amendment is set forth in the amendment to the Tender Offer Statement on Schedule TO, filed with the SEC by Parent on April 20, 2009, which is incorporated herein by reference. The summary of the material terms of the Amendment in the amendment to the Tender Offer Statement on Schedule TO is qualified in its entirety by reference to the Amendment, which is filed as Exhibit (e)(13) hereto and incorporated herein by reference.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following text to the end thereof.
On April 20, 2009, Parent and the Company issued a press release announcing that the Offer has been extended until 12:00 midnight, New York City time, on April 24, 2009. Parent had previously extended the Offer until 5:00 P.M., New York City time, on April 17, 2009. According to the depositary in the Offer, as of 5:01 PM on April 17, 2009, approximately 4,673,376 shares of Common Stock, had been validly tendered and not withdrawn in the Offer, representing more than 85% of the outstanding shares of common stock. A copy of the press release is attached as Exhibit (a)(14) hereto and is incorporated herein by reference.
Item 9. Exhibits
On April 20, 2009, Parent, Purchaser and the Company entered into Amendment No. 1 to the Merger Agreement. The full text of the Amendment is set forth as Exhibit (a)(13) hereto and is incorporated herein by reference.
On April 20, 2009, Parent and the Company issued a press release announcing the extension of the Offer until 12:00 Midnight, New York City time, on April 24, 2009. The full text of the press release is set forth as Exhibit (a)(14) hereto and is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAMPSHIRE GROUP, LIMITED
By:	/s/ Richard A. Mandell
	Name:	Richard A. Mandell
	Title:	Chief Executive Officer

Dated: April 20, 2009

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